SEARS OIL AND GAS CORPORATION

July 22, 2008

To:       Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Attention:  Kristopher Natoli/Timothy Levenberg
Washington D.C. 20549
            Phone   (202) 551-3650
Fax       (202) 772-9368

From:   Sears Oil and Gas Corporation
File Number 333-151300

RE:  Request for Acceleration of the Effective Date.

Sears Oil and Gas Corporation (“the Company”) hereby requests for the acceleration of the Registration Statement filed on Form S-1 on May 30, 2008 with Amendments filed thereto on July 16, 2008 and July 21, 2008 by the Company with the Security and Exchange Commission (Commission”) via EDGAR. The Company request’s the Commission to deem the Registration Statement effective by 11:00 A.M. EST July 25, 2008 or soon thereafter if practical.  In lieu of this request the registrant acknowledges their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Sears Oil and Gas Corporation further acknowledge that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing.  Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing.  Finally, the Company acknowledges it may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

William Sears ____________
/s/William Sears
President/Director
Sears Oil and Gas Corporation
351-B Linden Street
Fort Collins, Colorado 80524